SO 3/17/04

04004978

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC MAIL PROCESSING SECTION RECEIVED MAR - 1 2004 WASH. D.C. 158

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-49700

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 There under

REPORT FOR THE PERIOD BEGINNING **01/01/03** AND ENDING **12/31/03**

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER: Benfield Advisory Inc.

OFFICIAL USE ONLY
42108
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
140 Broadway, Suite 3200
New York, New York 10005

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT:
Michele Bateson (203) 291-2204

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
PricewaterhouseCoopers LLP
1177 Avenue of the Americas New York New York 10036

CHECK ONE:
_X_ Certified Public Accountant
____ Public Accountant
____ Accountant not resident in United States or any of its possessions

PROCESSED
MAR 23 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information Contained in this form are not required to respond unless the form Displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, **Xiaoyan Li**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of **Benfield Advisory Inc.** as of **December 31, 2003**, are correct and true. I further swear (or affirm) that neither the company nor any partner, principal officer or director has any proprietary interest in any account classified solely as that of the customer, except as follows.

John A. Hagen
Notary Public, State of New York
Registration #01HA6011301
Qualified In New York County
My Commission Expires Aug. 3, 20C

Signature

Financial and Operations Principal
Title

Notary Public

John A. Hagen
Notary Public, State of New York
Registration #01HA6011301
Qualified In New York County
My Commission Expires Aug. 3, 2006

This report ** contains (check all applicable boxes):

- _X_ (a) Facing page.
- _X_ (b) Statement of Financial Condition.
- _X_ (c) Statement of Income (Loss).
- _X_ (d) Statement of Changes in Financial Condition.
- _X_ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital
- ____ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors
- _X_ (g) Computation of Net Capital.
- ____ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ____ (i) Information Relating to the Possession or control Requirements under Rule 15c3-3.
- ____ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ____ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- _X_ (l) An Oath or Affirmation.
- ____ (m) A copy of the SIPC Supplement Report.
- ____ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1177 Avenue of the Americas
New York NY 10036
Telephone (646) 471 4000
Facsimile (646) 471 4100

Report of Independent Auditors

To the Board of Directors and Shareholder of Benfield Advisory Inc.:

In our opinion, the accompanying statements of financial condition and the related statements of income, changes in stockholder's equity and cash flows, present fairly, in all material respects, the financial position of Benfield Advisory Inc. (the "Company") at December 31, 2003 and 2002, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

February 27, 2004

Benfield Advisory Inc.
Statements of Financial Condition
December 31, 2003 and 2002

	December 31, 2003	December 31, 2002
Assets		
Cash	$ 1,727,678	$ 50,000
Accounts receivable	25,000	-
Total Assets	$ 1,752,678	$ 50,000
Liabilities		
Payable to affiliated company	$ 379,507	$ -
Accrued compensation and benefits	23,019	-
Total Liabilites	402,526	-
Stockholder's Equity		
Common Stock, $0.01 par value; 100,000 shares authorized; 100 shares issued and outstanding	1	1
Additional paid-in capital	568,261	49,999
Retained earnings	781,890	-
Total Stockholder's Equity	1,350,152	50,000
Total Liabilities and Stockholder's Equity	$ 1,752,678	$ 50,000

See the accompanying notes to the financial statements.